# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: IMPACT BIOMEDICAL INC., CIK 0001834105
CUSIP: 04529L106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1400 Broadfield Blvd., Suite 130, Houston, Texas (TX), 77084
Date of event which requires filing of this statement: 03/31/2025
Filed by CIK 0001261725
Persons authorized to receive notices and communications: Heng Fai Ambrose Chan, 9 Temasek Boulevard #16-04, Suntec Tower, Singapore, Singapore (U0), 038987, 011 65 6333 9181

## Reporting persons
- Heng Fai Ambrose Chan (CIK 0001261725): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,041,248; sole dispositive power 0; shared dispositive power 2,041,248; aggregate amount beneficially owned 2,041,248 (16.9% of the class)
  Comment: Mr. Chan is, personally and through an entity he controls, the majority shareholder of Alset Inc., and the Chairman and Chief Executive Officer of Alset Inc. Alset International Limited is a majority owned subsidiary of Alset Inc. Mr. Chan may be deemed to be the beneficial owner of an aggregate of 2,041,248 shares of common stock through the following entities: (a) 453,286 shares of common stock held by Global Biomedical Pte. Ltd. (a subsidiary of Alset International Limited); (b) 853,904 shares of common stock held by Alset International Limited; and (c) 734,058 shares of common stock held by Alset Inc. The percentages set forth above are based on 12,085,412 shares of the Issuer's common stock outstanding as of April 2, 2025.
- Alset Inc. (CIK 0001750106): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,041,248; sole dispositive power 0; shared dispositive power 2,041,248; aggregate amount beneficially owned 2,041,248 (16.9% of the class)
  Comment: Consists of 734,058 shares of common stock held by Alset Inc. directly, and shares held by its subsidiaries including (a) 453,286 shares of common stock held by Global Biomedical Pte. Ltd.; and (b) 853,904 shares of common stock held by Alset International Limited. The percentages set forth above are based on 12,085,412 shares of the Issuer's common stock outstanding as of April 2, 2025.
- Alset International Limited (CIK 0001660984): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,307,190; sole dispositive power 0; shared dispositive power 1,307,190; aggregate amount beneficially owned 1,307,190 (10.8% of the class)
  Comment: Includes 853,904 shares of common stock held directly by Alset International Limited and 453,286 shares of common stock held by its subsidiary Global Biomedical Pte. Ltd. The percentages set forth above are based on 12,085,412 shares of the Issuer's common stock outstanding as of April 2, 2025.
- Global Biomedical Pte. Ltd. (CIK 0001823066): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 453,286; sole dispositive power 0; shared dispositive power 453,286; aggregate amount beneficially owned 453,286 (3.8% of the class)
  Comment: The percentages set forth above are based on 12,085,412 shares of the Issuer's common stock outstanding as of April 2, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: IMPACT BIOMEDICAL INC.
Address of issuer's principal executive offices: 1400 Broadfield Blvd., Suite 130, Houston, Texas (TX), 77084

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is filed by Heng Fai Chan, Alset Inc., Alset International Limited, and Global Biomedical Pte. Ltd. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons".
Residence or business address: The business addresses of the Reporting Persons are as follows: (i) Heng Fai Chan is c/o Alset International Limited, 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore 038989; (ii) Alset Inc. is 4800 Montgomery Lane, Suite 210, Bethesda, MD 20814; (iii) Alset International Limited is 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore 038989; and (iv) Global Biomedical Pte. Ltd. is c/o Alset International Limited, 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore 038989.
Present principal occupation or employment: Heng Fai Chan is the Chairman and Chief Executive Officer of Alset Inc. and the Chairman and Chief Executive Officer of Alset International Limited. The business address of Alset Inc. is 4800 Montgomery Lane, Suite 210, Bethesda, MD 20814. The business address of Alset International Limited is 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore 038989. Alset Inc. is a diversified holding company, Alset International Limited and Global Biomedical Pte. Ltd. are its subsidiaries.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Heng Fai Chan is a citizen of Singapore. Alset Inc. is a Texas corporation. Alset International Limited and Global Biomedical Pte. Ltd. are Singapore companies.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 31, 2025, Alset International Limited sold 300,000 shares of the Issuer's common stock at a weighted average sale price of $1.028. This transaction was executed in multiple trades at prices ranging from $0.82 to $1.29. The reporting person hereby undertakes to provide, upon request of the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares and prices at which the transaction was effected.

On April 1, 2025, Alset International Limited sold 400,000 shares of the Issuer's common stock at a weighted average sale price of $0.9816. This transaction was executed in multiple trades at prices ranging from $0.6938 to $1.36. The reporting person hereby undertakes to provide, upon request of the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares and prices at which the transaction was effected.

On April 1, 2025, Alset Inc. sold 650,000 shares of the Issuer's common stock at a weighted average sale price of $1.447. The reporting person hereby undertakes to provide, upon request of the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares and prices at which the transaction was effected.

On April 1, 2025, Alset Inc. sold 1,176,918 shares of the Issuer's common stock at a weighted average sale price of $1.08. The reporting person hereby undertakes to provide, upon request of the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares and prices at which the transaction was effected.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 31, 2025, Alset International Limited sold 300,000 shares of the Issuer's common stock at a weighted average sale price of $1.028. This transaction was executed in multiple trades at prices ranging from $0.82 to $1.29. The reporting person hereby undertakes to provide, upon request of the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares and prices at which the transaction was effected.

On April 1, 2025, Alset International Limited sold 400,000 shares of the Issuer's common stock at a weighted average sale price of $0.9816. This transaction was executed in multiple trades at prices ranging from $0.6938 to $1.36. The reporting person hereby undertakes to provide, upon request of the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares and prices at which the transaction was effected.

On April 1, 2025, Alset Inc. sold 650,000 shares of the Issuer's common stock at a weighted average sale price of $1.447. The reporting person hereby undertakes to provide, upon request of the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares and prices at which the transaction was effected.

On April 1, 2025, Alset Inc. sold 1,176,918 shares of the Issuer's common stock at a weighted average sale price of $1.08. The reporting person hereby undertakes to provide, upon request of the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares and prices at which the transaction was effected.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference. Mr. Chan may be deemed to have voting and dispositive power over the shares of the Issuer's common stock owned by Alset Inc., Alset International Limited, and Global Biomedical Pte. Ltd.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference. Mr. Chan may be deemed to have voting and dispositive power over the shares of the Issuer's common stock owned by Alset Inc., Alset International Limited, and Global Biomedical Pte. Ltd.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has acquired any shares of the Issuer's common stock during the previous sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On April 2, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with Respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer. Alset International Limited's majority shareholder is Alset Inc. Mr. Chan is, personally and through entities he controls, the largest shareholder of Alset Inc. Mr. Chan is the Chairman of Alset International Limited and the Chief Executive Officer and Chairman of Alset Inc. Global Biomedical Pte. Ltd. is a wholly owned subsidiary of Alset International Limited.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement dated April 2, 2025 by and between Heng Fai Chan, Alset Inc., Alset International Limited, and Global Biomedical Pte. Ltd.

## Signatures
- Heng Fai Ambrose Chan: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, an Individual (04/02/2025)
- Alset Inc.: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Chief Executive Officer, Alset Inc. (04/02/2025)
- Alset International Limited: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Chief Executive Officer, Alset International Limited (04/02/2025)
- Global Biomedical Pte. Ltd.: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Director, Global Biomedical Pte. Ltd. (04/02/2025)